PERTH, AUSTRALIA 11 November 2005
Title Orbitals Joint Venture Synerject intends to acquire BRPs
Engine Management Module Facility

Orbital Corporation Limited today announced that Synerject, its 50 50 joint venture with Siemens VDO Automotive
Corporation, has signed a letter of intent with BRP US Inc. for the purchase of BRPs engine management modules facility in Delavan, Wisconsin, USA. It is expected that the transaction, which comprises the investment in working capital assets, should be finalised by 31st January 2006.

BRP US Inc. is a wholly owned subsidiary of Bombardier
Recreational Products Inc. BRP, a privately held company and a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles.
Its portfolio of brands and products includes Ski Doo and Lynx snowmobiles, Sea Doo watercraft and sport boats, Johnson and Evinrude outboard engines, direct injection technologies such as Evinrude E TEC, Bombardier ATV all terrain vehicles, Rotax engines and karts.

The facility to be acquired manufactures fuel injectors and engine management modules for Evinrude and Johnson outboard engines. As part of the transaction, Synerject will continue to supply BRPs Johnson and Evinrude division through longterm supply contracts.

The acquisition will generate a minimum annualised increase in Synerjects turnover of USD15m with significant, identified growth prospects for the future. The facility will be profitable from the date of acquisition and over the medium term is expected to achieve profit margins consistent with those of Synerjects current business. The transaction is a milestone in the implementation of Synerjects strategic growth plan and presents Synerject with a significant diversification opportunity, allowing it to increase both its product offerings and skill base.

Orbitals Chief Executive Officer, Rod Houston said Clearly this transaction is significant for Synerject and will complement its existing business. From Orbitals perspective, it is a major step in consolidating the turnaround of our business and shareholders will benefit from increased value created in a growing Synerject.

Synerject, headquartered in Newport News, Virginia with additional offices in France was formed in 1997 as a joint venture between Orbital Corporation Limited and Siemens VDO Automotive Corporation. Synerject supplies engine management systems, modules and components for the marine, recreational, motorcycle and industrial markets.


More information on Synerject can be found at www.synerject.com

ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621